UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K ☐   Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SkyPeople Fruit Juice, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

16F, China Development Bank Tower
Address of Principal Executive Office (Street and Number)

No. 2, Gaoxin 1st Road, Xi'an, China 710075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 11, 2016, Skypeople Juice International Holding (HK) Limited (the “Skypeople HK”), a wholly owned subsidiary of SkyPeople Fruit Juice, Inc. (the "Company") and a 99.78% owner of SkyPeople Juice Group Co., Ltd. (“Skypeople China”) entered into a Share Transfer Agreement and a Capital Contribution (the “Agreements”) with Shenzhen TianShunDa Equity Investment Fund Management Co., Ltd. ( the “TSD”), pursuant to which TSD acquired 112, 809,100 shares of Skypeople China from Skypeople HK and will make a total capital contribution RMB 131,761,028.80 (approximately $20,270,928) to Skypeople China. The details of the transaction is described in the Form 8-K filed with SEC on March 16, 2016. The management and accounting staffs of Company, Skypeople HK and Skypeople China have devoted substantial time and resources during the past two months in connection with the preparation, negotiation, due diligence for transaction mentioned above in order to complete the transaction and obtain the capital contribution to meet the registered capital requirements by Chinese government. Because of the transaction, the Company was only able to devote its full resources and manpower to the preparation of Form 10-K after the transaction was completed, therefore, it is unable to timely file the Form 10-K without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Crystal Lee	011-86-29	8837-7161
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SkyPeople Fruit Juice, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/30/2016	By:	/s/ Yongke Xue
Yongke Xue
	Title:	Chief Executive Officer